UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Notice of publication of the Prospectus

SIGNATURES

Fiat S.p.A. - Registered office in Turin, via Nizza 250
Capital stock 6,377,257,130 euros
Entered in the Turin Company Register - Fiscal Code 00469580013

Notice of publication of the Prospectus for the

OFFERING TO STOCKHOLDERS OF OPTION RIGHTS TO PURCHASE
291,828,718 FIAT ORDINARY SHARES

The shares subject of the offer were subscribed on September 20, 2005 in accordance with
Article 2441, paragraph seven, of the Italian Civil Code by
CAPITALIA S.p.A., BANCA INTESA S.p.A., SANPAOLO IMI S.p.A.,
UNICREDIT BANCA D'IMPRESA S.p.A., BANCA NAZIONALE DEL LAVORO S.p.A.,
BANCA MONTE DEI PASCHI DI SIENA S.p.A., ABN AMRO BANK N.V.,
BANCA TOSCANA S.p.A. and BNP PARIBAS SUCCURSALE ITALIA (the “Banks”)
at a price of 10.28 euros per share

The Prospectus (the “Prospectus”) containing information on the Offer, was filed with Consob, the registered office of Fiat S.p.A. (“Fiat” or “the Issuer”), the Banks, Borsa Italiana S.p.A. and Monte Titoli S.p.A. and is in those places available as of today, on behalf of all intermediaries belonging to the latter, which are obliged to distribute free copies to whoever may request them.
The Prospectus is also available at the Company’s website www.fiatgroup.com.
Publication of the Prospectus does not constitute the issuance of an opinion by the CONSOB regarding the suitability of the proposed investment or the merit of the data and information contained therein.

NOTICE TO INVESTORS

The transaction described in the Prospectus (“the Prospectus”) is subject to the risks that are inherent in investments in equity securities. Consequently, investors are advised to take into consideration the information provided below when assessing the merits of this investment.
The general and specific risk factors that investors should take into account before making any investment decision are listed below. They include those relating to the Issuer Fiat S.p.A. (the “Issuer” or “Fiat” or the “Company”), the markets in which the Company and its subsidiaries (the “Group” or the “Fiat Group”) operate and the financial instruments that are being offered. The information provided in this Notice must be read in conjunction with the other data provided in the Prospectus.

RISK FACTORS ASSOCIATED WITH THE ISSUER

Risks connected to the results of the Issuer and the Group
In 2002, 2003 and 2004, Fiat’s operating performance was affected by the unfavorable business environment that persisted in the automotive market and the negative performance of the Fiat Auto subsidiary. In said years the Group recorded net losses of 3,948 million euros, 1,900 million euros, and 1,586 million euros (under Italian Accounting Standards) and 1,634 million euros in 2004 (under International Accounting Standards).
In response to these unfavorable conditions, the Group adopted a series of organizational and industrial initiatives intended to bring it back to profitability. These initiatives are focused on achieving significant improvements in the results of the Fiat Group over the period through 2007, in particular by restoring Fiat Auto to profitability and reorganizing Group businesses, while reinforcing its capital structure and maintaining a comfortable liquidity position. They also provide for significant cost savings to be generated through cost structure rationalization and improved manufacturing efficiency, further synergies from industrial agreements, and the adoption of a more dynamic and efficient management structure.
In the first half of 2005 the Fiat Group made significant progress towards the achievement of set operating and financial objectives.
These progresses were confirmed by the results for the third quarter of 2005.
For fiscal 2005 the Group confirms its commitment to the achievement of the stated objective of a positive net income, for the Company as well, after unusual items, and an improved trading result.
Nevertheless the achievement of set objectives and results will depend on the success of these initiatives and of the industrial plan, as well as on general economic and business conditions in the markets in which the Group operates. Any failure to implement said initiatives, or a portion of them, could have a negative impact on the operating and financial results of the Company. There can be no assurance that the actions taken by the Company will produce positive financial results. Consequently, the Issuer’s operating and financial results could differ from those forecasted.

Risks connected to the Issuer’s financing needs
At September 30, 2005, the net debt of the Fiat Group amounted to 19,105 million euros (net debt of industrial activities and financial services was at 4,658 million euros and 14,447 million euros, respectively), approximately 6.3 billion euros lower than the 25,423 million euros recorded at December 31, 2004. Conclusion of the Italenergia transaction and conversion of the Mandatory Convertible Facility in September 2005 reduced net debt by approximately 4.8 billion euros. It is expected that the net debt of the Group at December 31, 2005 will be lower than at December 31, 2004.
Most of the bonds issued by the Group contain commitments by the issuer and, in certain cases, by Fiat as guarantor (“covenants”) that are typical in international practice for bond issues of this type by issuers in the same industrial sector as that of the Group, which specifically include: (i) negative pledges that require extension to bonds of the same grade of eventual present or future collateral security given on the assets of the issuer and/or Fiat in connection with other bonds and other securities, (ii) pari passu clauses, according to which senior obligations with respect to the issued bonds may not be assumed, (iii) periodic disclosure obligations, (iv) for certain bond issues, cross default clauses, which entail immediate reimbursement of the bonds in the event of certain defaults involving other financial instruments issued by the Group, and (v) other clauses that are generally found in issues of this type.
Future changes in the Group’s financial position depend on numerous factors, in particular, the achievement of the objectives of the organizational and industrial initiatives that have been implemented and an overall improvement of the conditions existing in the economy in general and the automotive industry in particular.
Moreover, the management and development of the businesses in which the Group operates, particularly the automotive operations, require large capital investments. Turnaround efforts currently underway call for an investment plan (including R&D activities) for the 2005-2008 period worth approximately 18 billion euros, 10 billion euros of which earmarked for Fiat Auto.
The Fiat Group expects to meet its borrowing requirements stemming from maturing financial payables and expected investments with currently available cash, the renewal or refinancing of bank loans, eventual recourse to the capital market, and operating cash flows. Consequently, the Group may find it necessary to secure additional financing and to refinance its outstanding debt.

Risks connected to the refocusing on the automotive business
At the present time, the Issuer is working to strengthen the Group’s capital and financial structure. In pursuit of this goal, during the past few years it implemented a plan to sell certain equity investments in industries other than the automotive business within the framework of a strategy to focus the Group’s efforts on automobiles, agricultural and construction equipment, commercial vehicles and automotive components.
In February 2005 the Company terminated the Master Agreement, signed by Fiat and General Motors on March 13, 2000 (the “Master Agreement”), which governed the industrial alliance between Fiat and General Motors. As a consequence of the termination, the powertrain joint-venture, established for the production of engines (with the exception of the Bielsko Biala plant in Poland), and the purchasing joint-venture, established for the purchasing area, were also terminated.
The Group intends to seek opportunities to set up joint-ventures and industrial agreements in the automotive sector. There can be no assurance that the Group will be able to enter into such transactions without encountering administrative, technical, political or financial difficulties or that the realization of such transactions will bring the expected benefits.

Risks connected to the Issuer’s rating
The ability to access the capital markets, the availability of financing and the cost thereof depend on the credit rating assigned to the Company.
The Issuer is currently rated below investment grade. At present Moody's Investors Service Inc. ("Moody's"), Standard & Poor's Rating Services ("Standard & Poor's") and Fitch Ratings (“Fitch” and jointly with Moody’s and Standard & Poor’s, the "Rating Agencies") assigned the following ratings to the Company: Ba3 with negative outlook, BB- with stable outlook, and BB- with negative outlook, respectively.
The current rating and any further downgrades by the Rating Agencies could limit the Company’s access to capital markets and increase its cost of funds thereby negatively affecting the operating, capital and financial situation of the Company.

Forward-looking statements
This Prospectus contains certain statements on the outlook and trends in the performance of the Group for this year. These statements are based on the expertise and knowledge of the company and on available historical data for the industries in which the Group operates. The Company cannot assure that the outlook contained in these forward-looking statements will prove to be correct or will be confirmed, given the possible occurrence of unforeseeable events and of other risk factors, some of which have been described in this Notice to Investors, or due to conditions in the markets where the Group operates.

Risks connected to the relationships with employees and suppliers
In many of the countries where the Group operates, its employees are protected by various laws and/or collective bargaining agreements, which give Group employees the right to be consulted, through their local and national representatives, with regard to such specific issues as downsizing programs, department closures and layoffs. These laws and/or collective bargaining agreements, insofar as they apply to the Group, could limit the Group’s flexibility in redefining and/or strategically repositioning its operations.
Fiat’s ability to reduce its staff or take other permanent or temporary termination measures as part of the Group’s restructuring process is predicated on securing the necessary government authorizations and the agreement of labor unions. The Group is also dependent on goods and services provided by other highly unionized industries.
Labor unrest in industries upon which the Group depends could have a material adverse effect on its business.

Risks connected to changes in management
Most of the current senior managers were appointed to their current positions during the last 18 months. The Fiat Chairman, Luca Cordero di Montezemolo, and the Chief Executive Officer, Sergio Marchionne, were appointed in June 2004. In February 2005, Mr. Marchionne assumed the additional position of Chief Executive Officer of Fiat Auto, Paolo Monferino, who was Chief Executive Officer of CNH, became Chief Executive Officer of Iveco, and Harold Boyanovsky became Chief Executive Officer of CNH. In 2005, following the creation of Fiat Powertrain Technologies, management at certain other Group sectors was also reshuffled.
The success of the Group depends in large part on the ability of its management team to operate and manage the Group effectively.

RISK FACTORS ASSOCIATED WITH THE INDUSTRIES IN WHICH THE ISSUER OPERATES

Risks connected to Fiat’s operations and the economic conditions
The Fiat Group (mainly) operates on the international automotive market, which embraces sectors that have historically been highly cyclical: automobile, commercial vehicle, agricultural and construction equipment, and vehicle components manufacturing and distribution, as well as the provision of related services. A substantial portion of the Group’s revenues is generated in Western Europe, more particularly in Italy. Demand for automobiles grew only modestly in Western Europe as a whole and remained flat in Italy in 2004, after weakening in the prior few years, while Fiat Auto’s market share in 2004 declined slightly in Western Europe and remained stable in Italy in spite of declines in the prior few years. However, in the first half of 2005, Fiat Auto suffered losses in market share in Italy in a declining market, while also losing further market share in Western Europe.
Any event adversely affecting the markets for automobiles, commercial vehicles or agricultural and construction equipment - such as an economic downturn in a key market or in a key merchandise sector, an increase in energy prices, fluctuations in the prices of raw materials - or adverse shifts in sector-specific factors such as weather, real estate market, government policies, etc., could negatively affect the activities and operating and financial results of the Group.
The financing services business entails risks related to fluctuations in interest rates and the rate of inflation, the solvency of dealers and customers, and the general economic conditions existing in the countries where the businesses are carried out.

Risks connected to the high competitiveness of the automotive market
At June 30, 2005 automotive operations represent approximately 90% of net sales and total assets of the Group’s balance sheet. This market is highly competitive in terms of product quality, innovation, economic conditions, fuel economy, reliability, safety and customer service. In the automobile manufacturing and distribution sector, the Group competes in Europe and Latin America with other internationally prominent groups. In the other sectors, the Fiat Group has to compete also with local manufacturers in Europe, North America, and Latin America.
Manufacturing capacity in the global automotive industry exceeds current demand. This overcapacity, combined with already intense competition in the automotive industry and persistent weakness in the global economy, may intensify pricing pressures and consequently reduce revenues and profitability of the Group.
The Group’s ability to maintain or improve the quality of its products, increase market share and improve profitability in the face of strong competitive pricing pressures will be fundamental to its future success.

Market risks
The Group’s ability to maintain and improve its position within market segments in which it currently operates and/or expand into new markets through the development of innovative high quality products will have a significant impact on its future performance. Failure to develop and offer products that compare favorably to those of competitors in terms of price, quality, functionality or otherwise, or potential delays in bringing to market new vehicles that are strategic for the Group’s business may result in lower market share in the automobile market and may have a substantial adverse effect on the Group’s operating and financial results.

Risks connected to Fiat’s operations in international markets
The Fiat Group operates on the markets of numerous countries and for this reason it is exposed to multiple risks connected with, among other things, local economic and political conditions, statutory changes limiting foreign investments and/or commercial trade, or the introduction of taxes on payments by the foreign subsidiaries or associated companies to the parent company. The occurrence of such events, whose effects vary according to the individual countries where the Fiat Group operates, could have a negative effect on the operating and financial results of the Group.

Risks connected to the presence of the Group in emerging markets
The Fiat Group operates in a number of emerging market countries, mainly in Brazil. It is also active in Turkey and China by means of joint ventures. The Brazilian operations, of which 60% are automobile operations and 20% agricultural and construction equipment operations, accounted for approximately 7% of Group revenues in 2004. As a result, economic and political developments in these countries, including future economic crises and political instability, could have an adverse effect on the business and operating and financial results of the Fiat Group.

Risks connected to fluctuations in exchange and interest rates
The Fiat Group, which operates on various markets worldwide, is naturally exposed to market risks stemming from fluctuations in exchange and interest rates. Its exposure to exchange rate risks is connected mainly with the different regional distribution of its manufacturing and sales activities, which result in it having export flows denominated in currencies other than those of the production area. In particular, the Group is mainly exposed to net exports from the eurozone to other currency areas (principally the U.S. dollar and the British pound) and to exports from Poland to the eurozone.
The Fiat Group uses various forms of financing to cover the borrowing requirements of its industrial activities and financing offered to customers and dealers. Changes in interest rates can increase or reduce the cost of financing or margins of the financial services companies.
Consistently with its risk management policies, the Fiat Group attempts to cope with the risks associated with fluctuations in exchange and interest rates through recourse to hedging financial instruments. However, in spite of these hedging transactions, sudden changes in exchange and interest rates might negatively affect the operating and financial results of the Group.

Risks connected to government policies and applicable norms
Government policies, such as changes in tax policy, could lead to lower demand for Group products. Consequently, these policies, which can be neither predicted nor influenced, might negatively affect the operating and financial results of the Group.

Risks connected to environmental regulations
Fiat Group products and operations are subject to numerous laws and regulations, including environmental laws, which are becoming increasingly stringent in many of the countries where the Fiat Group operates. Such regulations govern, among other things, vehicle emissions, fuel economy, safety of machinery, and the level and type of pollutants produced by industrial manufacturing plants. The Fiat Group expends significant resources to comply with such regulations, and expects to continue to incur substantial costs in the future. At this time, no liabilities are expected in connection with environmental risks for amounts exceeding previously allocated reserves.

RISKS FACTORS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Offer price
The shares are being offered at a price of 10.28 euros each, with no cost or charge due from the stockholders accepting the Offer. This price is equal to the price paid by the Banks to subscribe the shares in accordance with Article 2441, paragraph seven, of the Italian Civil Code and was determined as per the Mandatory Convertible Facility Agreement. It corresponds to the arithmetical average between 14.4409 euros and the weighted average of the official prices of Fiat ordinary shares posted on the Mercato Telematico Azionario di Borsa Italiana S.p.A. (Borsa Italiana’s Electronic Equity Market) over the 6 months preceding the fifth working day preceding September 20, 2005. At the time of publication of the Prospectus the Offer price is significantly higher than the market price of the shares subject of the Offer.

Dilutive Effects
The capital increase will have a dilutive effect on the interest held in the Company’s capital stock by stockholders who do not exercise their option rights, or exercise them only in part. Furthermore, since the Offer calls for Fiat ordinary shares to be offered to holders of Fiat preference and savings shares as well, the capital increase will have a dilutive effect on the percentage interest held in Fiat’s capital stock by the holders of Fiat ordinary shares.
The capital increase will not have a dilutive effect on stockholders’ equity per share for those stockholders who do not exercise, or exercise only in part, their option rights.

Interests of the Offering Banks
The Shares involved in the Offer are owned by the Banks, which subscribed them on September 20, 2005 pursuant to Article 2441, paragraph seven, of the Italian Civil Code, with the obligation, pursuant to Article 2441, paragraph seven, of the Italian Civil Code, to offer them in option to shareholders of the Issuer. Each Bank has its own specific interest in the Offer, insofar as the proceeds from the Offer will be owed on a per-share basis to each Bank, and each Bank will acquire full disposition on a per-share basis of the Shares for which the option right is not exercised.
Furthermore, the Banks have, or in the last three years have had significant relationships with the Fiat Group and may have other direct interests in the Offer, insofar as some of them or certain companies belonging to their respective groups are issuers of financial instruments (covered warrants, certificates) connected with the shares of the Issuer.

Stockholders domiciled abroad
Those Stockholders domiciled in countries whose laws prohibit acceptance of the Offer without authorization by the supervisory authority must consider that, having ascertained the negative difference between the Offer Price and current stock market quotations and the consequent lack of material economic interest on the part of those Fiat stockholders recipients of the Offer, because the theoretical value of the subscription right is nil, the Issuer has decided not to request authorization from Consob for recognition of the Prospectus by the corresponding authorities in France and Germany, where, in consequence of the same considerations set forth hereinabove, the Issuer has decided not to apply for listing of the new shares as envisaged in the rules of the respective stock exchanges (§ 6.902/1 of the Règles de Marché d’Euronext and § 69 of the Börsenzulassungsverordnung), nor request registration at the SEC, since Fiat shares are listed in the United States as ADRs, nor request authorization from the authorities in any other country.

INFORMATION REGARDING THE OFFER AND THE FINANCIAL INSTRUMENTS

Reasons for the Offer
The Offer originates from the Mandatory Convertible Facility, pursuant to which the Issuer’s debt of 3 billion euros in principal to the Banks was reimbursed on the September 20, 2005 due date with newly issued ordinary shares of Fiat stock.
The capital increase for the Shares that are the object of the Offer was resolved by the Board of Directors of Fiat S.p.A. on September 15, 2005 pursuant to the delegation of authority granted by the Extraordinary Stockholders’ Meeting on September 12, 2002 pursuant to Article 2443 of the Italian Civil Code.
The Shares were issued on September 20, 2005 in execution of the abovementioned resolution of September 15, 2005 and were subscribed by the Banks pursuant to Article 2441, paragraph seven, of the Italian Civil Code, with the obligation of offering Company stockholders option rights to purchase said shares pursuant to the first three paragraphs of Article 2441 of the Italian Civil Code and paragraph one of Article 134 of the Consolidated Law on Financial Intermediation.
Consequently, the payable for subscription of the Shares by each Bank was set off by the receivable of each one of them from the Company for the amount of the Mandatory Convertible Facility, and thus the funds deriving from the Capital Increase fully set off the principal of the loan under the Mandatory Convertible Facility Agreement.

Characteristics of the Offer
The Offer is unconditional and irrevocable.
The offer is comprised by 291,828,718 ordinary shares with a par value of 5 euros each, and thus for a total par value of 1,459,143,590 euros.
The Shares are offered at the price of 10.28 euros each for a total Offer of approximately 3,000,000,000 euros. The Offer Price is higher than the current market quotations of the Shares object of the Offer.
The option rights are represented by coupon no. 10 of Fiat ordinary, preference, and savings shares.
The Offer is open to all Fiat stockholders, without limit on quantity, in the ratio of 149 Shares for every 500 Fiat shares of any class owned.
The following table summarizes the envisaged calendar for the Offer:

▪ Publication of the Prospectus	November 22, 2005
▪ Start of the Offer period and first day of trading of the option rights	November 28, 2005
▪ Last day of trading of the option rights	December 7, 2005
▪ Expiration of Offer period and final deadline for payment of shares	December 14, 2005

The option rights may be exercised at any of the authorized intermediaries participating in the central depository system of Monte Titoli S.p.A including Fiat itself (the “Authorized Intermediaries”).
The Shares must be paid for in full upon exercise of the option rights, and in any event within the date of the abovementioned expiration of the Offer at the Authorized Intermediary through which the transaction is executed. No additional costs or expenses are envisaged for those who accept the offer.
The Shares shall be made available to those with title thereto by the third day on which the stock exchange is open after the aforementioned deadline for payment, after confirmation of crediting through registration at Monte Titoli on the accounts held at it by the respective Authorized Intermediaries.
Any option rights not exercised by within the expiration of the Offer period will be offered on the Stock Exchange by the Company for five sessions, pursuant to Article 2441, paragraph three, of the Italian Civil Code.
By the day before commencement of the offer of unexercised option rights, a notice will be published in the newspapers Il Sole 24 Ore and La Stampa indicating the number of unexercised option rights to be offered on the Mercato Telematico Azionario pursuant to Article 2441, paragraph three, of the Italian Civil Code and the dates of the sessions at which the Offer will be made.

Information on the offerors

Fiat S.p.A. is issuer and offeror of the Shares pursuant to the first three paragraphs of Article 2441 of the Italian Civil Code and the first paragraph of Article 134 of the Consolidated Law on Financial Intermediation.
Each of the following Banks is subscriber and offeror of the Shares pursuant to Article 2441, paragraph seven, of the Italian Civil Code in the amounts shown in the following table:

Bank	Number of Shares
Banca Intesa S.p.A., with registered office in Milan, Piazza Paolo Ferrari 10	63,229,555
UniCredit Banca d’Impresa S.p.A., with registered office in Verona, Via Garibaldi 1	60,797,649
Capitalia S.p.A., with registered office in Rome, via Marco Minghetti 17	41,342,402
SanPaolo IMI S.p.A., with registered office in Turin, Piazza San Carlo 156	38,910,496
Banca Nazionale del Lavoro S.p.A., with registered office in Rome, Via Vittorio Veneto 119	29,182,872
Banca Monte dei Paschi di Siena S.p.A., with registered office in Siena, Piazza Salimbeni 3	24,319,060
ABN AMRO Bank N.V., with registered office in Amsterdam, Gustav Mahlerlaan 10, and with a branch office in Milan, via Meravigli 7	14,591,436
BNP Paribas Succursale Italia, with registered office in Milan, Piazza San Fedele 2	14,591,436
Banca Toscana S.p.A., with registered office in Florence, Via del Corso 6	4,863,812
Total	291,828,718

This Notice does not represent an offer of financial instruments in the United States of America or in any other country where such an Offer is prohibited without the prior authorization of the regulatory authorities (the “Other Countries”).
The Shares and option rights have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or pursuant to the corresponding laws in force in the Other Countries. Accordingly, the Shares and the option rights may not be offered or sold, nor may the option rights be exercised, in the United States of America or the Other Countries, except in transactions exempt from or not subject to the registration requirements of the Securities Act or the relevant provisions of applicable laws in the Other Countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney